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                             August 22, 2023

       Karl L. Hanneman
       Chief Executive Officer
       International Tower Hill Mines Ltd.
       506 Gaffney Road, Suite 200
       Fairbanks, AK 99701

                                                        Re: International Tower
Hill Mines Ltd.
                                                            Registration
Statement on Form S-3
                                                            Filed August 10,
2023
                                                            File No. 333-273881

       Dear Karl L. Hanneman:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-3 filed August 10, 2023

       General

   1.                                                   Please note that the
staff   s comments with regard to your Form 10-K for the fiscal year ended December 31, 2022
will need to be resolved before we will be in a position to
                                                        declare your
registration statement effective. Please also confirm that you will amend the registration statement,
as appropriate, to reflect your responses to our comments on the
                                                        Form 10-K, as
applicable.
 Karl L. Hanneman
FirstName  LastNameKarl   L. Hanneman
International Tower Hill Mines Ltd.
Comapany
August  22, NameInternational
            2023              Tower Hill Mines Ltd.
August
Page  2 22, 2023 Page 2
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      Please contact Liz Packebusch, Staff Attorney, at (202) 551-8749 or Daniel Morris, Legal
Branch Chief, at (202) 551-3314 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Energy &
Transportation
cc:      David Crandall